1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

April 27, 2017

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Valerie J. Lithotomos, Esq.

Re:  Schwab Capital Trust (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 164 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 165 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on February 28, 2017. PEA No. 164 relates to certain changes to the Schwab Fundamental Index Funds (the “funds”), which are series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on April 4, 2017.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 164, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.

Comment: Please confirm supplementally that the Registrant has made the required representations under Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984) (the “Release”) to receive selective review of PEA No. 164. Please also explain supplementally whether the Registrant is requesting template relief pursuant to Rule 485(b)(1)(vii) under the 1933 Act (“Template Filing Relief”) to add disclosure about sales load variations and, if so, has made the representations set forth in Guidance Update No. 2016-06 – “Mutual Fund Fee Structures” (December 2016).

Response: The Registrant hereby confirms that is has made the required representations under the Release to receive selective review of PEA No. 164. The Registrant notes that it is not seeking Template Filing Relief for PEA No. 164.

April 27, 2017 Page 2

2.

Comment: Please confirm supplementally that each fund complies with Rule 35d-1 under the 1940 Act in that each fund’s underlying index consists only of securities that are the type of investments suggested by the respective fund’s name and, therefore, each fund’s policy to invest at least 90% (80% for Schwab Fundamental Emerging Markets Large Company Index Fund) of its net assets in securities included in its underlying index effectively results in the fund investing at least 80% of its net assets in securities suggested by the fund’s name.

Response: The Registrant hereby confirms that each fund’s underlying index consists of securities suggested by the respective fund’s name and, therefore, that each fund complies with Rule 35d-1 under the 1940 Act as a result of its policy to invest at least 90% (80% for Schwab Fundamental Emerging Markets Large Company Index Fund) of its net assets in securities included in its underlying index.

3.

Comment: For the Schwab Fundamental International Large Company Index Fund and Schwab Fundamental International Small Company Index Fund, because each fund’s name includes the word “international”, please consider adopting an investment policy and adding related disclosure to reflect that each fund will invest at least (i) 40% of the fund’s assets under favorable market conditions, and (ii) 30% of the fund’s assets under unfavorable market conditions, in equity securities issued by companies economically tied to or located in developed market countries other than the United States (a “40/30 Policy”).

Response: The Registrant believes that the adoption of such an investment policy and the addition of related disclosure is unnecessary due to the fact that the Schwab Fundamental International Large Company Index Fund and Schwab Fundamental International Small Company Index Fund each have a policy to invest at least 90% of their net assets in stocks included in their respective benchmark indices, the Russell RAFI Developed ex US Large Company Index and the Russell RAFI Developed ex US Small Company Index, each of which would be compliant with a 40/30 Policy. Therefore, no changes have been made in response to this comment.

4.

Comment: For the international and emerging markets funds, please review each fund’s principal risks disclosures relating to foreign investments to ensure that each fund’s principal risks disclosures are appropriately tailored based on the types of foreign securities in which the fund may invest that are included in the fund’s underlying benchmark index.

April 27, 2017 Page 3

Response: The Registrant has reviewed the relevant disclosures and believes that the funds’ disclosures relating to foreign investments adequately describe the risks associated with investing in the types of foreign securities in which the fund may invest that are included in the fund’s underlying benchmark index. Therefore, no changes have been made in response to this comment.

5.

Comment: The section titled “Purchase, Redemption, Delivery of Shareholder Documents and Pricing of Shares” in the Statement of Additional Information states that, “[c]urrently, each fund does not have an investment minimum. The minimums may be changed without prior notice.” Please explain how shareholders would be informed if an investment minimum is adopted.

Response: The Registrant notes that, before an investment minimum would be adopted for any fund, the Registrant would revise its disclosure to reflect the new investment minimum policy either through: (i) a prospectus supplement, or (ii) a post-effective amendment to the Registration Statement.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen